Exhibit 1

Transaction in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

IMPACTIVE CAPITAL LP
(through the Impactive Funds)

Sale of Common Stock	(1,200)	155.0496	02/02/2026
Sale of Common Stock	(154,403)	149.3608	02/04/2026
Sale of Common Stock	(182,397)	148.4366	02/05/2026
Sale of Common Stock	(150,000)	154.6690	02/06/2026